Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

Todd Bradley sent an email to employees of Palm Solutions Group. The text of the email follows.

To: All Palm Solutions Group Employees

From: Todd Bradley, President and Chief Executive Officer

Subject: Fall Activities

I wanted to take a moment and talk to you about two major goals we set for ourselves this fall.

First off, congratulations to everyone for making the fall product launch a success. Our products were well received by the press globally, and the customer demand looks good so far. It is very evident that everyone stayed focused and worked hard to launch three great products. In addition, the Handspring Treo 600 launched. Upon completion of the proposed Handspring acquisition, the Treo family will give us the broadest portfolio in the industry. And that’s pretty exciting.

It’s important to me to recognize everyone’s efforts toward the launch. I know that as much as I would like to know everyone’s individual contributions, I can’t be everywhere at once. So what I propose is that we have a bulletin board of sorts on Palmtree to acknowledge the launch heroes who helped us reach our goals. I encourage everyone who knows of someone who went above and beyond to submit a brief story on the heroism or extra effort they witnessed. As we all work within our different organizations and buildings, I hope this bulletin board will help us understand and appreciate what others in the company are doing.

Next, I would like to touch on the Handspring integration. So far, our integration planning activities are going well. Thanks to the hard work from the finance and legal teams we were able to keep to our aggressive schedule. The stockholder vote is scheduled for October 28th. The combined new company, palmOne, will help us deliver on our strategic objectives of growing the market, maintaining the leading market share position and achieving consistent annual profitability. And, we are ready to hit the ground running. We hope to have most employees moved to our campus before the Thanksgiving holiday.

Stay tuned for an all-hands meeting on October 30th. I will then be able to brief you on the next steps. Thanks again for your hard work and dedication.

Best,

Todd

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the integration of Palm and Handspring; the timing and outcome of the shareholder vote; and the combined company’s ability to deliver on its strategic objectives of growing the market, maintaining the leading market share position and achieving consistent profitability. These statements are subject to risks and uncertainties that could cause actual results to differ. The consummation of the transaction resulting in the Handspring merger with and into Palm is subject to customary closing conditions, including approval by each company’s stockholders, which conditions may not be satisfied. In addition, the combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s most recent filings with the Securities and Exchange Commission, including its annual report on Form 10-K/A and its Registration Statement on Form S-4. Palm does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Kip Meintzer at 408.400.3000 or Kip.Meintzer@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003, as such filing may be amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the joint proxy statement/prospectus dated September 26, 2003. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).